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FOIA Confidential Treatment Request

Confidential Treatment Requested by Hyperion Therapeutics, Inc.

July 9, 2012

VIA EDGAR AND ELECTRONIC MAIL

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.

Registration Statement on Form S-1

Filed April 13, 2012, as amended May 24, 2012, June 18, 2012 and July 5, 2012

File No. 333-180694

Dear Mr. Riedler:

On behalf of Hyperion Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with supplemental information concerning the current price range for the Company’s offering and responses to the oral comments received during the Company’s conversation with the Staff on July 6, 2012.

The Company currently expects to file an amendment to the Registration Statement on July 9, 2012, with the price range for the offering. The Company’s board of directors recently determined that the revised price range would be $[***] to $[***] per share with a midpoint of $[***] per share, after giving effect to a reverse stock split of the Company’s common stock of 1 to 6.09, representing approximately a $[***] million pre-money valuation and assuming a $50 million offering. The pre-money value for the anticipated price range was determined using the methods consistent with the Company’s approach to the fair value of common stock in connection with stock option grants.

As previously noted, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value of the Company’s common stock, but was determined based in part on negotiations between the Company and its underwriters. Among the factors that were

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considered in setting the price range were: the general conditions of the securities markets; the Company’s assessment of its progress in developing its products, including clinical results from its recent HE Phase II clinical trial; a receptive public trading market for pre-commercial biotechnology companies such as the Company; anticipated sufficient demand for the Company’s common stock to support a $50 million offering; commercial stage orphan company revenue trading multiples; and consideration of pre-commercial biotechnology IPO valuations since 2009. Although, as discussed with the Staff on July 3, 2012, the Company initially believed the board of directors would approve a range of $[***] to $[***] per share, representing an approximately $[***] million pre-money valuation and assuming a $50 million offering, the board of directors ultimately determined that such pre-money valuation did not reflect the significant progress the Company had made in its business since April 2012, such as the completion of its Phase II HE clinical trial. Accordingly, the board of directors determined, after consultation with its underwriters, to increase the range to $[***] to $[***] per share.

The Company believes the difference between the April 16, 2012, fair value of its common stock and the anticipated price range is a result of the following factors:

•

assumption that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore the price range excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Company’s board of directors’ fair value determination in and prior to April 2012;

•	assumption that a successful IPO with no weighting attributed to any other outcome for the Company’s business has occurred;

•	the consideration in April 2012 of a scenario in which the Company would remain a private company and a scenario to reflect the uncertainty of a successful conclusion to the IPO; and

•

the consideration of the Company’s positive Phase II HE results, which were unblinded in May 2012, in which the Company met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo.

With respect to the difference in price between the April 2012 options and the offering price range, the Company also advises the Staff that assuming an IPO only scenario and no discount for marketability, the April 2012 stock options would represent approximately $10.54 per share, which approximates the lower end of the offering range.

The Company additionally notes that it also performed a sensitivity analysis related to the stock option expense for the April 16, 2012 stock option grants using a common stock price at the low end and midpoint of the range. Under such analysis the incremental annual stock compensation would be approximately $346,000 and $444,000, respectively, in additional stock compensation expense.

In its next amendment to the Registration Statement, which includes the range set forth above, the Company will include the following disclosure on page 63 of the Registration Statement:

“In April 2012, we filed our initial Registration Statement on Form S-1 with the Securities and Exchange Commission.

In May 2012, we unblinded our HE Phase II results which demonstrated that we met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo.

In July 2012, our board of directors determined the price range as set forth on the cover page of the prospectus. As is typical in IPOs, the estimated price range for this

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offering was not derived using a formal determination of fair value of our common stock, but was determined based in part on negotiations between us and our underwriters. Among the factors that were considered in setting the price range were: the general conditions of the securities markets; our assessment of our progress in developing our products, including clinical results from its recent HE Phase II clinical trial; a receptive public trading market for pre-commercial biotechnology companies such as Hyperion; anticipated sufficient demand for our common stock to support a $50 million offering; commercial stage orphan company revenue trading multiples; and consideration of pre-commercial biotechnology IPO valuations since 2009.

We believe the difference between the April 16, 2012, fair value of our common stock and the anticipated price range is a result of the following factors:

•

assumption that the IPO has occurred and a public market for our common stock has been created, and therefore the price range excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determination in and prior to April 2012;

•	assumption that a successful IPO with no weighting attributed to any other outcome for our business has occurred;

•	the consideration in April 2012 of a scenario in which we would remain a private company and a scenario to reflect the uncertainty of a successful conclusion to the IPO; and

•

the consideration of our positive Phase II HE results, which were unblinded in May 2012, in which we met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo.”

In addition to the foregoing supplemental information regarding the Company’s proposed offering price range, the Company respectfully acknowledges the Staff’s oral comments provided to the Company in a conference call on July 6, 2012. The numbering of the paragraphs below corresponds to the numbering of the oral comments received by the Company, which oral comments have been incorporated into this response letter.

1)	Please confirm our understanding from the conference call on July 3, 2012 that the anticipated launch date for HE is far enough in the future that the anticipated cash flows do not significantly impact your enterprise value and common stock fair value estimate. Otherwise please disclose the anticipated launch date.

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The Company respectively acknowledges the Staff’s comments and in its next amendment to the Registration Statement will revise the disclosure on page 62 and 63 to include the information as marked below:

page 62 – January 2011 through April 2011:

“The significant assumptions used in the income approach include our estimate of sales and expenses. Our sales estimates assume the commercial launch of Ravicti in UCD in the first half of 2013 with the majority of estimated sales expected to come from the U.S. We also assumed that we would acquire BUPHENYL and AMMONUL in the last quarter of 2012. We estimated sales for the HE indication in the U.S. to start in 2017.”

page 63 – January 2012 through April 2012:

“The significant assumptions used in the income approach include our estimate of sales and expenses. Our sales estimates assume the commercial launch of Ravicti in UCD and the exercise of our option to acquire BUPHENYL and AMMONUL in the first half of 2013 with the majority of estimated sales expected to come from the U.S. We estimated sales for the HE indication in the U.S. to start in 2018.”1/

2)	Please disclose the intrinsic value of your current outstanding vested and unvested stock options based on the midpoint of your offering range.

The Company respectively acknowledges the Staff’s comments and in its next amendment to the Registration Statement will revise the disclosure on page 59 to include the following information:

“The intrinsic value of the vested and unvested options outstanding at March 31, 2012 was $9.5 million and $3.0 million, respectively, based on an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of the prospectus.”

3)	Please revise your disclosure in the second paragraph on page 61 to clarify that your financial forecast used to estimate your enterprise value and underlying common stock value assumes that Ucyclyd will not exercise its option to retain AMMONUL and also disclose why you do not believe the option will be exercised.

The Company respectively acknowledges the Staff’s comments and will revise the disclosure on page 61 to include the following information, noted below as marked:

“Additionally, our financial forecast incorporated the terms of the option to acquire all of Ucyclyd’s worldwide rights to BUPHENYL and AMMONUL. We anticipate exercising our option to acquire these products and have incorporated the related estimated costs and revenues into the financial forecasts used in the valuations. Our forecast assumes that Ucyclyd does not exercise its option to retain AMMONUL primarily based upon the retention price that will be required to be paid by Ucyclyd to us in order to exercise their option.”

1/	The Company estimated sales to start in 2017 for its 2011 valuation and 2018 for its 2012 valuation.

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4)	Please revise your disclosure in the last paragraph on page 63 to elaborate on why the Company used a consistent specific company risk rate of 27.5% in April 2012. Please explain why your risk profile did not change from April 2011 given the progress you experienced as disclosed throughout this section.

The Company respectively acknowledges the Staff’s comments and will revise the disclosure on page 63 to include the following information:

“The specific company risk factor is held constant between April 2011 and March 2012 primarily due to the following factors. First, the discount rate is reflective of the Company throughout the entire multi-year forecast. While we made clinical progress on completing various studies on Ravicti for the treatment of UCD, there are still significant challenges associated with the clinical trials and FDA approval of Ravicti for the treatment of HE (which is not expected to be approved until several years into the forecast). Second, there are still several additional risks associated with commercializing the Ravicti for the treatment of UCD and HE that are still relevant in achieving the revenue in our forecast (e.g., appropriate pricing, effectively marketing the drug, building a strong sales team, etc.)”

*        *        *

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc. Jeffrey S. Farrow, Hyperion Therapeutics, Inc. Jon Layman, Hogan Lovells US LLP Mark B. Weeks, Cooley LLP Brett D. White, Cooley LLP